UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 50421 / September 22, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11673

In the Matter of	:
	:
EAGLE BUILDING TECHNOLOGIES, INC.	: ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934
Respondent.	:

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against Eagle Building Technologies, Inc. ("Eagle" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement ("Offer"), which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A. Eagle, a Nevada corporation that was incorporated in 1994 as IAC, Inc., is involved in several facets of the concrete masonry products industry. The common stock of Eagle has been registered under Section 12(g) of the Exchange Act since August 1995. Eagle's stock is quoted on the "Pink Sheets" disseminated by Pink Sheets, LLC, under the symbol "EGBT." On January 30, 2004, Eagle filed for bankruptcy.

B. Eagle has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1, 13a-11 and 13a-13 thereunder, while its common stock was registered with the Commission, in that it:

> 1. failed to file its annual report on Form 10-K for the year ended December 31, 2003 and was one hundred nineteen (119) days delinquent in filing its annual report for the year ended December 31, 2002;

> 2. failed to file quarterly reports on Form 10-Q for the quarters ended: March 31, 2002; June 30, 2002; September 30, 2002; and March 31, 2003; and

> 3. was fifty-five (55) days delinquent in filing its current report on Form 8-K, filed on January 6, 2004, disclosing the resignation of its certifying accountants.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Jonathan G. Katz
Secretary